SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2


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                                July 31, 1998

                      CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE
                        PURSUANT TO WHICH THIS SCHEDULE IS FILED:
                               [ x ] Rule 13d-1(b)
                               [   ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)

                                Amendment No. 1


                               CUTTER & BUCK INC.
-----------------------------------------------------------------------------
                             (Name of Issuer)



                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    232217109
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                               (CUSIP Number)

CUSIP Number  232217109
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J. & W. SELIGMAN & CO. INCORPORATED
           13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                   (5) SOLE VOTING POWER                -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER         359,050*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER           -0-

                   (8) SHARED DISPOSITIVE POWER    385,630*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   385,630*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                       7.10%

12) TYPE OF REPORTING PERSON

        IA, CO


 J. & W. Seligman & Co. Incorporated (JWS), as investment adviser for Seligman Value Funds Series, Inc - Seligman Small-Cap Value Fund (the Fund), may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by JWS include those shares separately reported herein by the Fund.

            --------------------------------------------------

CUSIP Number  232217109
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM C. MORRIS

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                   (5) SOLE VOTING POWER                -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER         359,050*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER           -0-

                   (8) SHARED DISPOSITIVE POWER    385,630*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       385,630*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                 7.10%

12) TYPE OF REPORTING PERSON

        IN


* William C. Morris, as the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated (JWS), may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by William C. Morris include those shares separately reported herein by JWS.

            --------------------------------------------------

CUSIP Number  232217109
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seligman Value Fund Series, Inc.
          Seligman Small-Cap Value Fund
           13-3927139

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland


                   (5) SOLE VOTING POWER  -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER  255,000
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER  -0-

                   (8) SHARED DISPOSITIVE POWER 255,000


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       255,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.69%

12) TYPE OF REPORTING PERSON

        IC


            --------------------------------------------------

Item 1(a) Name of Issuer:

          CUTTER & BUCK INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2701 FIRST AVE.
          STE 500
          SEATTLE, WA 98121

Item 2(a) Name of Person Filing:

          (1) J. & W. SELIGMAN & CO. INCORPORATED (JWS)
          (2) WILLIAM C. MORRIS (Mr. Morris)
          (3) SELIGMAN SMALL-CAP VALUE FUND, INC. (the Fund)

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          (1) DELAWARE CORPORATION
          (2) UNITED STATES
          (3) MARYLAND

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          232217109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing as a:

          JWS is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Mr. Morris is a control person of JWS in accordance with Rule 13d-1(b)(1)(ii)(G). The Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.


Item 4    Ownership.

    Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

    JWS, as investment adviser for the Fund, may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by JWS include those shares separately reported herein by the Fund.

    Mr. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by Mr. Morris include those shares separately reported herein by JWS.


Item 5    Ownership of Five Percent or Less of a Class.

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          The shares reported herein by JWS include those shares separately reported herein by the Fund.

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 17, 1998


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Senior Vice President, Finance



  /s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris


SELIGMAN VALUE FUND SERIES, INC
  SELIGMAN SMALL-CAP VALUE FUND, INC.

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Vice President

EXHIBIT

7.1      Agreement   of  Joint  Filing  between J. & W. Seligman & Co.
         Incorporated, William C. Morris and Seligman Value Fund Series, Inc - Seligman Small-Cap Value Fund, Inc. dated August 17, 1998.

7.2      Power of Attorney for William C. Morris



                                   EXHIBIT 7.1

                            AGREEMENT OF JOINT FILING


J. & W. Seligman & Co. Incorporated, William C. Morris and Seligman Value Fund Series, Inc - Seligman Small-Cap Value Fund, Inc. hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated:  August 17, 1998


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Senior Vice President, Finance



/s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris

Seligman Value Funds Series, Inc
  Seligman Small-Cap Value Fund, Inc.

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Vice President

                 EXHIBIT 7.2

              POWER OF ATTORNEY FOR
                WILLIAM C. MORRIS


     KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Frank J. Nasta, attorney-in-fact and agent, with full power of substitution and resubstitution, for in name and stead, to sign and file Forms 13D and 13G promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, or further Amendments thereto, and any and all applications or other documents to be filed with the Securities and Exchange Commission pertaining thereto, with full power and authority to do and perform all acts and things requisite and necessary to be done on the premises. This appointment shall be valid for the sole purpose stated above and shall be in effect and force, unless sooner revoked by me in writing.


     Executed this 2nd day of February, 1998.


                                  /s/ William C. Morris
                                ------------------------------
                                     William C. Morris